T 604.682.3701 F 604.682.3600	Suite 400, 455 Granville Street Vancouver, BC V6C 1T1	www.levon.com

June 22, 2009
TSX-V Trading symbol: LVN
 Berlin & Frankfurt:  LO9

NON-BROKERED PRIVATE PLACEMENT
TO ADVANCE CORDERO PROJECT AND COMPLETE EARN-IN

Levon Resources Ltd. (“the Company”) is pleased to announce that it has arranged a Non-Brokered Private Placement of 6,500,000 units at a price of $0.16 per unit for gross proceeds of $1,040,000.  Each unit consists of one common share and one half (1/2) non-transferrable share purchase warrant.  Two half warrants will entitle the investor to purchase one additional common share with a term of one (1) year at an exercise price of $0.35, which if exercised would provide additional  gross proceeds of  $1,137,500.

A finder’s fee of 7% of the funds raised and 7% of Broker’s Warrants will be paid to Bolder Capital Partners for their assistance in the financing.

The Broker’s Warrants will entitle the Broker to purchase one additional common share with a term of one (1) year at an exercise price of $0.35.

The funds will be used to advance the Cordero Sanson project in Chihuahua State, Mexico and complete the earn-in of the 51% interest in the project.

The financing is Subject to approval of The TSX Venture Exchange and all regulatory authorities.

Levon is a junior gold exploration company with key land positions at Congress, BRX, and Wayside in the productive Bralorne Gold camp of British Columbia, Canada, the Norma Sass and Ruf claims near the Pipeline gold deposit being mined and explored by Barrick Gold Corporation in the heart of the Cortez Gold Trend in Lander County, Nevada, USA, and the Cordero Silver, Gold, Lead, Zinc project near Hidalgo Del Parral, Chihuahua, Mexico.

For further information contact Levon Resources Ltd. at (604) 682-3701, or log onto our website www.levon.com.

ON BEHALF OF THE BOARD

“Ron Tremblay”
______________________________
Ron Tremblay
President

The TSX Venture Exchange has not reviewed and does not accept the responsibility for the accuracy or adequacy of this release.  This release contains statements that are forward-looking statements and are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Company’s periodic filings with Canadian securities regulators.  Such information contained herein represents management’s best judgment as of the date hereof based on information currently available.  The Company does not assume the obligation to update any forward-looking statement.